UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

OUTFRONT Media Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Titles of Class of Securities)

69007J106
(CUSIP Number)

Providence Equity Partners L.L.C.
50 Kennedy Plaza, 18th Floor
Providence, Rhode Island 02903
(401) 751-1700

with a copy to:

Michael J. Aiello
Kevin J. Sullivan
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 69007J106	SCHEDULE 13D	Page 2 of 23
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
PEP VIII International Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,187,500 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,187,500 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,187,500 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.64%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
The ownership percentage set forth herein for PEP VIII International Ltd. is calculated assuming a total of  161,597,837 shares of Common Stock, par value $0.01 per share (the “Common Stock”), of OUTFRONT Media Inc. (the “Issuer”) deemed issued and outstanding, which includes (i) 144,410,337 shares of Common Stock outstanding as of August 5, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2020, filed with the Securities and Exchange Commission on August 6, 2020 (the “Second Quarter 10-Q”), and (ii) 17,187,500 shares of Common Stock  issuable upon the conversion of the shares of Series A Convertible Perpetual Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), of the Issuer directly held by PEP VIII-A SPV, L.P. (“PEP VIII-A SPV”); PEP VIII (Scotland) SPV, L.P. (“PEP Scotland SPV”); PEP VIII SPV, L.P.(“ PEP 5 SPV”); PEP VIII-A AIV SPV, L.P. (“PEP 6 SPV ”); PEP VIII Co-Invest SPV, L.P. (“PEP Advertising SPV ”) (the foregoing entities collectively, the “PEP SPVs”).

CUSIP No. 69007J106	SCHEDULE 13D	Page 3 of 23
1	NAMES OF REPORTING PERSONS
Providence Equity GP VIII L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,187,500 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,187,500 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,187,500 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.64%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The ownership percentage set forth herein for Providence Equity GP VIII L.P. is calculated assuming a total of 161,597,837 shares of Common Stock of the Issuer deemed issued and outstanding, which includes (i) 144,410,337 shares of Common Stock outstanding as of August 5, 2020, as set forth in the Second Quarter 10-Q, and (ii) 17,187,500 shares of Common Stock issuable upon the conversion of the shares of Series A Preferred Stock held by the PEP SPVs.

CUSIP No. 69007J106	SCHEDULE 13D	Page 4 of 23
1	NAMES OF REPORTING PERSONS
PEP VIII (Scotland) International Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
71,187.50 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
71,187.50 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,187.50 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.05%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
The ownership percentage set forth herein for PEP VIII (Scotland) International Ltd. is calculated assuming a total of 144,481,524.50 shares of Common Stock of the Issuer deemed issued and outstanding, which includes (i) 144,410,337 shares of Common Stock outstanding as of August 5, 2020, as set forth in the Second Quarter 10-Q, and (ii) 71,187.50 shares of Common Stock issuable upon the conversion of the shares of Series A Preferred Stock held by PEP Scotland SPV.

CUSIP No. 69007J106	SCHEDULE 13D	Page 5 of 23
1	NAMES OF REPORTING PERSONS
Providence Equity GP VIII (Scotland) L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
71,187.50 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
71,187.50 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,187.50 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.05%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The ownership percentage set forth herein for Providence Equity GP VIII (Scotland) L.P. is calculated assuming a total of 144,481,524.50 shares of Common Stock of the Issuer deemed issued and outstanding, which includes (i) 144,410,337 shares of Common Stock outstanding as of August 5, 2020, as set forth in the Second Quarter 10-Q, and (ii) 71,187.50 shares of Common Stock issuable upon the conversion of the shares of Series A Preferred Stock held by PEP Scotland SPV.

CUSIP No. 69007J106	SCHEDULE 13D	Page 6 of 23
1	NAMES OF REPORTING PERSONS
Providence Equity Partners VIII-A L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,717,750 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,717,750 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,717,750 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.16%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The ownership percentage set forth herein for PEP VIII-A is calculated assuming a total of 149,128,087 shares of Common Stock of the Issuer deemed issued and outstanding, which includes (i) 144,410,337 shares of Common Stock outstanding as of August 5, 2020, as set forth in the Second Quarter 10-Q, and (ii) 4,717,750 shares of Common Stock issuable upon the conversion of the shares of Series A Preferred Stock held by PEP VIII-A SPV.

CUSIP No. 69007J106	SCHEDULE 13D	Page 7 of 23
1	NAMES OF REPORTING PERSONS
Providence Equity Partners VIII (Scotland) L.P

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Scotland UK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
71,187.50 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
71,187.50 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,187.50 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.05%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The ownership percentage set forth herein for PEP Scotland is calculated assuming a total of 144,481,524.50 shares of Common Stock of the Issuer deemed issued and outstanding, which includes (i) 144,410,337 shares of Common Stock outstanding as of August 5, 2020, as set forth in the Second Quarter 10-Q, and (ii) 71,187.50 shares of Common Stock issuable upon the conversion of the shares of Series A Preferred Stock held by PEP Scotland SPV.

CUSIP No. 69007J106	SCHEDULE 13D	Page 8 of 23
1	NAMES OF REPORTING PERSONS
PEP VIII Intermediate 5 L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,911,312.50 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,911,312.50 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,911,312.50 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.57%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The ownership percentage set forth herein for PEP 5 is calculated assuming a total of 151,321,649.50 shares of Common Stock of the Issuer deemed issued and outstanding, which includes (i) 144,410,337 shares of Common Stock outstanding as of August 5, 2020, as set forth in the Second Quarter 10-Q, and (ii) 6,911,312.50 shares of Common Stock issuable upon the conversion of the shares of Series A Preferred Stock held by PEP 5 SPV.

CUSIP No. 69007J106	SCHEDULE 13D	Page 9 of 23
1	NAMES OF REPORTING PERSONS
PEP VIII Intermediate 6 L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,362,250 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,362,250 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,362,250 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.61%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The ownership percentage set forth herein for PEP 6 is calculated assuming a total of 146,772,587 shares of Common Stock of the Issuer deemed issued and outstanding, which includes (i) 144,410,337 shares of Common Stock outstanding as of August 5, 2020, as set forth in the Second Quarter 10-Q, and (ii) 2,362,250 shares of Common Stock issuable upon the conversion of the shares of Series A Preferred Stock held by PEP 6 SPV.

CUSIP No. 69007J106	SCHEDULE 13D	Page 10 of 23
1	NAMES OF REPORTING PERSONS
PEP VIII Advertising Co-Investment L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,125,000 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,125,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,125,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.12%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The ownership percentage set forth herein for PEP Advertising is calculated assuming a total of 147,535,337.00 shares of Common Stock of the Issuer deemed issued and outstanding, which includes (i) 144,410,337 shares of Common Stock outstanding as of August 5, 2020, as set forth in the Second Quarter 10-Q, and (ii) 3,125,000 shares of Common Stock issuable upon the conversion of the shares of Series A Preferred Stock held by PEP Advertising SPV.

CUSIP No. 69007J106	SCHEDULE 13D	Page 11 of 23
1	NAMES OF REPORTING PERSONS
PEP VIII GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,187,500 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,187,500 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,187,500 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.64%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
The ownership percentage set forth herein for PEP VIII GP LLC is calculated assuming a total of 161,597,837 shares of Common Stock of the Issuer deemed issued and outstanding, which includes (i) 144,410,337 shares of Common Stock outstanding as of August 5, 2020, as set forth in the Second Quarter 10-Q, and (ii) 17,187,500 shares of Common Stock issuable upon the conversion of the shares of Series A Preferred Stock held by the PEP SPVs.

CUSIP No. 69007J106	SCHEDULE 13D	Page 12 of 23
1	NAMES OF REPORTING PERSONS
PEP VIII-A SPV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,717,750 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,717,750 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,717,750 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.16%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The ownership percentage set forth herein for PEP VIII-A SPV is calculated assuming a total of 149,128,087 shares of Common Stock of the Issuer deemed issued and outstanding, which includes (i) 144,410,337 shares of Common Stock outstanding as of August 5, 2020, as set forth in the Second Quarter 10-Q, and (ii) 4,717,750 shares of Common Stock issuable upon the conversion of the shares of Series A Preferred Stock held by PEP VIII-A SPV.

CUSIP No. 69007J106	SCHEDULE 13D	Page 13 of 23
1	NAMES OF REPORTING PERSONS
PEP VIII (Scotland) SPV L.P

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
71,187.50 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
71,187.50 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,187.50 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.05%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The ownership percentage set forth herein for PEP Scotland SPV is calculated assuming a total of 144,481,524.50 shares of Common Stock of the Issuer deemed issued and outstanding, which includes (i) 144,410,337 shares of Common Stock outstanding as of August 5, 2020, as set forth in the Second Quarter 10-Q, and (ii) 71,187.50 shares of Common Stock issuable upon the conversion of the shares of Series A Preferred Stock held by PEP Scotland SPV.

CUSIP No. 69007J106	SCHEDULE 13D	Page 14 of 23
1	NAMES OF REPORTING PERSONS
PEP VIII SPV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,911,312.50 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,911,312.50 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,911,312.50 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.57%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The ownership percentage set forth herein for PEP 5 SPV is calculated assuming a total of 151,321,649.50 shares of Common Stock of the Issuer deemed issued and outstanding, which includes (i) 144,410,337 shares of Common Stock outstanding as of August 5, 2020, as set forth in the Second Quarter 10-Q, and (ii) 6,911,312.50 shares of Common Stock issuable upon the conversion of the shares of Series A Preferred Stock held by PEP 5 SPV.

CUSIP No. 69007J106	SCHEDULE 13D	Page 15 of 23
1	NAMES OF REPORTING PERSONS
PEP VIII-A AIV SPV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,362,250 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,362,250 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,362,250 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.61%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The ownership percentage set forth herein for PEP 6 SPV is calculated assuming a total of 146,772,587 shares of Common Stock of the Issuer deemed issued and outstanding, which includes (i) 144,410,337 shares of Common Stock outstanding as of August 5, 2020, as set forth in the Second Quarter 10-Q, and (ii) 2,362,250 shares of Common Stock issuable upon the conversion of the shares of Series A Preferred Stock held by PEP 6 SPV.

CUSIP No. 69007J106	SCHEDULE 13D	Page 16 of 23
1	NAMES OF REPORTING PERSONS
PEP VIII Co-Invest SPV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,125,000 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,125,000 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,125,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.12%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The ownership percentage set forth herein for PEP Advertising SPV is calculated assuming a total of 147,535,337.00 shares of Common Stock of the Issuer deemed issued and outstanding, which includes (i) 144,410,337 shares of Common Stock outstanding as of August 5, 2020, as set forth in the Second Quarter 10-Q, and (ii) 3,125,000 shares of Common Stock issuable upon the conversion of the shares of Series A Preferred Stock held by PEP Advertising SPV.

CUSIP No. 69007J106	SCHEDULE 13D	Page 17 of 23
This Amendment No. 2 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on April 27, 2020, as amended by Amendment No. 1 thereto dated May 8, 2020 (the “Original Schedule 13D,” and together with this Amendment No. 2, this “Schedule 13D”). Except as amended in Amendment No. 1 and this Amendment No. 2, the Original Schedule 13D remains in full force and effect. Terms defined in the Original Schedule 13D are used in this Amendment No. 2 as so defined, unless otherwise defined in this Amendment No. 2.

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D is amended and restated as follows:

The names and locations of organization of the persons jointly filing this Schedule 13D (collectively, the “Reporting Persons”) are:

•	PEP VIII International Ltd., a Cayman Islands limited company (“PEP International”);

•	Providence Equity GP VIII L.P., a Cayman Islands exempted limited partnership (“PEP GP VIII”);

•	PEP VIII (Scotland) International Ltd., a Cayman Islands limited company (“PEP Scotland International”);

•	Providence Equity GP VIII (Scotland) L.P., a Delaware limited partnership (“PEP GP Scotland”);

•	Providence Equity Partners VIII-A L.P., a Cayman Islands exempted limited partnership (“PEP VIII-A”);

•	Providence Equity Partners VIII (Scotland) L.P., a Scottish partnership (“PEP Scotland”);

•	PEP VIII Intermediate 5 L.P., a Delaware limited partnership (“PEP 5”);

•	PEP VIII Intermediate 6 L.P., a Delaware limited partnership (“PEP 6”);

•
PEP VIII Advertising Co-Investment L.P., a Delaware limited partnership (“PEP Advertising”); (collectively with PEP VIII-A, PEP Scotland, PEP 5 and PEP 6, the “Initial PEP Direct Holders” and known as the PEP Direct Holders in the Original 13D and Amendment No. 1);

•	PEP VIII GP LLC, a Delaware limited liability company (“SPV GP”);

•	PEP VIII-A SPV, L.P., a Delaware limited partnership (“PEP VIII-A SPV”);

•	PEP VIII (Scotland) SPV, L.P., a Delaware limited partnership (“PEP Scotland SPV”);

•	PEP VIII SPV, L.P., a Delaware limited partnership (“PEP 5 SPV”);

•	PEP VIII-A AIV SPV, L.P., a Delaware limited partnership (“PEP 6 SPV”); and

•	PEP VIII Co-Invest SPV, L.P., a Delaware limited partnership (“PEP Advertising SPV”) (collectively with PEP VII-A SPV, PEP Scotland SPV, PEP 5 SPV and PEP SPV 6, the “PEP SPVs”).

PEP International is the sole general partner of PEP GP VIII, which, in turn, is the sole general partner of each of the Initial PEP Direct Holders other than PEP Scotland, and is the sole member of SPV GP. PEP GP VIII is also the holder of all of the equity interests in PEP Scotland International. PEP Scotland International is the sole general partner of PEP GP Scotland which, in turn, is the sole general partner of PEP Scotland. SPV GP is the sole general partner of each of the PEP SPVs. The principal business of each of the Reporting Persons other than the PEP SPVs is investments. The principal business of each of the PEP SPVs is serving as a special purpose vehicle solely for the purpose of the Margin Loan (as defined in Item 6 of this Amendment No. 2). The principal office of each of the Reporting Persons is located at 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903.

The name, business address, present principal occupation or employment and citizenship of each of the directors and officers of PEP International and PEP Scotland International (the “Schedule A Persons”) are set forth in Schedule A hereto and are incorporated herein by reference.

CUSIP No. 69007J106	SCHEDULE 13D	Page 18 of 23
During the last five years, none of the Reporting Persons has, nor, to their knowledge, have any of the Schedule A Persons, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons was, nor, to their knowledge, were any of the Schedule A Persons, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act, and may deemed to be the beneficial owner of all of the shares of Common Stock issuable upon conversion of the shares of Preferred Stock owned by each of the PEP SPVs. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

The Reporting Persons have entered into a Joint Filing Agreement dated as of September 21, 2020. A copy of the Joint Filing Agreement is filed as Exhibit 10 hereto and is incorporated by reference in its entirety herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby supplemented as follows:

The information set forth in Items 4 and 6 of this Amendment No. 2 is incorporated by reference in its entirety to this Item 3.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented as follows:

The information set forth in Items 5 and 6 of this Amendment No. 2 is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment No. 2 and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

 (a) — (b) The ownership percentages set forth below are calculated, with respect to each Reporting Person, as a percentage of the sum of (A) and (B) where (A) is equal to 144,410,337 shares of Common Stock outstanding as of August 5, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2020, filed with the Securities and Exchange Commission on August 6, 2020, and (B) is equal to the number of shares of Common Stock that are issuable assuming that all of the shares of Series A Preferred Stock directly held or which may be deemed to be beneficially owned by such Reporting Person were converted into shares of Common Stock of the Issuer on September 21, 2020 at a rate of 62.50 shares of Common Stock per share of Series A Preferred Stock, subject to certain adjustments as provided in the Articles Supplementary.

Following the Contributions (as defined in Item 6 of this Amendment No. 2):

•
PEP VIII-A SPV directly holds 75,484 shares of Series A Preferred Stock, convertible at any time at its option into 4,717,750 shares of Common Stock or 3.16% of the deemed issued and outstanding shares of Common Stock (calculated assuming the conversion of only the shares of Series A Preferred Stock directly held by PEP VIII-A SPV);

•
PEP Scotland SPV directly holds 1,139 shares of Series A Preferred Stock, convertible at any time at its option into 71,187.50 shares of Common Stock or 0.05% of the deemed issued and outstanding shares of Common Stock (calculated assuming the conversion of only the shares of Series A Preferred Stock directly held by PEP Scotland SPV);

CUSIP No. 69007J106	SCHEDULE 13D	Page 19 of 23
•
PEP 5 SPV directly holds 110,581 shares of Series A Preferred Stock, convertible at any time at its option into 6,911,312.50 shares of Common Stock or 4.57% of the deemed issued and outstanding shares of Common Stock (calculated assuming the conversion of only the shares of Series A Preferred Stock directly held by PEP 5);

•
PEP 6 SPV directly holds 37,796 shares of Series A Preferred Stock, convertible at any time at its option into 2,362,250 shares of Common Stock or 1.61% of the deemed issued and outstanding shares of Common Stock (calculated assuming the conversion of only the shares of Series A Preferred Stock directly held by PEP 6 SPV); and

•
PEP Advertising SPV directly holds 50,000 shares of Series A Preferred Stock, convertible at any time at its option into 3,125,000 shares of Common Stock or 2.12% of the deemed issued and outstanding shares of Common Stock (calculated assuming the conversion of only the shares of Series A Preferred Stock directly held by PEP Advertising SPV).

The Reporting Persons, in the aggregate, beneficially own 275,000 shares of Series A Preferred Stock, convertible at any time at their option into 17,187,500 shares of Common Stock or 10.64% of the deemed issued and outstanding shares of Common Stock.

PEP International is the sole general partner of PEP GP VIII. PEP GP VIII is the sole general partner of each of the Initial PEP Direct Holders other than PEP Scotland, and the sole member of SPV GP. PEP GP VIII is also the holder of all of the equity interests in PEP Scotland International. PEP Scotland International is the sole general partner of PEP GP Scotland. PEP GP Scotland is the sole general partner of PEP Scotland. By virtue of such relationships, (i) PEP Scotland International, PEP GP Scotland and PEP Scotland have shared voting and investment control with respect to the 1,139 shares of Preferred Stock directly held by PEP Scotland SPV and (ii) SPV GP, PEP GP VIII and PEP International have shared voting and investment control with respect to the 275,000 shares of Preferred Stock directly held in the aggregate by the PEP SPVs. For purposes of Rule 13d-3 under the Act, (i) PEP Scotland, PEP Scotland International and PEP GP Scotland may be deemed to beneficially own 0.05% of the deemed issued and outstanding shares of Common Stock (calculated assuming the conversion of only the shares of Series A Preferred Stock directly held by PEP Scotland SPV) and (ii) SPV GP, PEP GP VIII and PEP International may be deemed to beneficially own 17,187,500 shares of Common Stock or 10.64% of the deemed issued and outstanding shares of Common Stock (calculated assuming the conversion of all of the shares of Series A Preferred Stock directly held by the PEP SPVs).

PEP International, PEP GP VIII, PEP Scotland International. PEP GP Scotland, SPV GP, PEP VIII-A, PEP Scotland, PEP 5, PEP 6 and PEP Advertising each disclaim beneficial ownership of the securities referred to in this Amendment No. 2, and the filing of this Amendment No. 2 should not be construed as an admission that any of PEP International, PEP GP VIII, PEP Scotland International. PEP GP Scotland, SPV GP, PEP VIII-A, PEP Scotland, PEP 5, PEP 6 and PEP Advertising is, for the purpose of Schedule 13D, the beneficial owner of any securities covered by this statement. Each of the PEP SPVs disclaims beneficial ownership of the securities held directly by the other PEP SPVs.

 (c) Except as disclosed herein, none of the Reporting Persons have, nor, to their knowledge, have any of the Schedule A Persons, effected any transactions during the past sixty (60) days in any securities of the Issuer.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 69007J106	SCHEDULE 13D	Page 20 of 23
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby supplemented by adding the following:

The PEP SPVs entered into a Margin Loan Agreement (the “Margin Loan Agreement”) and a Pledge and Security Agreement (the “Pledge Agreement”), each dated as of September 21, 2020, with certain lenders and JP Morgan Chase Bank, N.A., acting as the administrative agent and calculation agent (acting in such capacities, “JP Morgan”), pursuant to which the PEP SPVs obtained a loan in the aggregate of $80 million (the “Margin Loan”) secured by 275,000 shares of Series A Preferred Stock (the “Pledge”).  The PEP SPVs also entered into an Issuer Agreement, dated as of September 21, 2020, with JP Morgan and the Issuer, to, among other things, facilitate the transactions contemplated by the Margin Loan Documents. Additionally, in connection with the Margin Loan and Pledge, the Initial PEP Direct Holders and PEP VIII GP entered into a Sponsor Representation Letter, dated as of September 21, 2020, acknowledged by JP Morgan (the “Sponsor Letter” and together with the Margin Loan Agreement and the Pledge Agreement, the “Margin Loan Documents”), pursuant to which, among other things, the Initial PEP Direct Holders made certain representations and warranties in respect of the Pledge.

The loans under the Margin Loan Agreement mature on or about September 21, 2023, subject to any mutually agreed extension. Upon the occurrence of certain events that are customary for these type of loans, the lenders may exercise their rights to require the PEP SPVs to pre-pay the loan proceeds or post additional collateral, and the lenders may exercise their rights to foreclose on, and dispose of, the Pledge and other or additional collateral, which may require, in some cases, additional capital calls and/or commitments by one or more of the Initial PEP Direct Holders, in each case, in accordance with the Margin Loan Documents.

The PEP SPVs were formed as special purpose vehicles solely for purposes of the Margin Loan. Accordingly, in connection with the entry into the Margin Loan Documents, on September 18, 2020, (i) PEP VIII-A contributed 75,484 shares of Series A Preferred Stock to PEP VIII-A SPV, (ii) PEP Scotland contributed 1,139 shares of Series A Preferred Stock to PEP Scotland SPV, (iii) PEP 5 contributed 110,581 shares of Series A Preferred Stock to PEP 5 SPV, (iv) PEP 6 contributed 37,796 shares of Series A Preferred Stock to PEP 6 SPV, and (v) PEP Advertising contributed 50,000 shares of Series A Preferred Stock to PEP Advertising SPV, in each case, for no consideration (collectively, the “Contributions”). As described in the Original Schedule 13D, PEP VIII-A, PEP Scotland, PEP 5, PEP 6 and PEP Advertising initially acquired such shares in the Private Placement on April 20, 2020.

In connection with the Contributions, on September 18, 2020, each of the PEP SPVs executed joinders to (i) the Investment Agreement, and (ii) the Registration Rights Agreement, which are attached as Exhibits 8 and 9, respectively, hereto and are incorporated by reference herein.

Other than as described elsewhere in this Amendment No. 2, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

The following exhibits are incorporated into this Schedule 13D:

8
Joinder to Investment Agreement, dated September 18, 2020, by and among PEP VIII-A SPV, L.P., PEP VIII (Scotland) SPV, L.P., PEP VIII SPV, L.P., PEP VIII-A AIV SPV, L.P. and PEP VIII Co-Invest SPV, L.P.

9
Joinder to Registration Rights Agreement, dated September 18, 2020, by and among PEP VIII-A SPV, L.P., PEP VIII (Scotland) SPV, L.P., PEP VIII SPV, L.P., PEP VIII-A AIV SPV, L.P. and PEP VIII Co-Invest SPV, L.P.

10
Joint Filing Agreement, dated as of September 21, 2020, by and among PEP VIII International Ltd., Providence Equity GP VIII L.P., PEP VIII (Scotland) International Ltd., Providence Equity GP VIII (Scotland) L.P., Providence Equity Partners VIII-A L.P., Providence Equity Partners VIII (Scotland) L.P., PEP VIII Intermediate 5 L.P., PEP VIII Intermediate 6 L.P., PEP VIII Advertising Co-Investment L.P., PEP VIII GP LLC, PEP VIII-A SPV, L.P., PEP VII (Scotland) SPV, L.P., PEP VIII SPV, L.P., PEP VIII-A AIV SPV, L.P., and PEP VIII Co-Invest SPV, L.P.

CUSIP No. 69007J106	SCHEDULE 13D	Page 21 of 23
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2020

PEP VIII INTERNATIONAL LTD.

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde
Title: Authorized Signatory

PROVIDENCE EQUITY GP VIII L.P.

By: PEP VIII International Ltd., its general partner

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde Title: Authorized Signatory

PEP VIII (SCOTLAND) INTERNATIONAL LTD.

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde Title: Authorized Signatory

PROVIDENCE EQUITY GP VIII (SCOTLAND) L.P. By: PEP VIII (Scotland) International Ltd., its general partner

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde
Title: Authorized Signatory

PROVIDENCE EQUITY PARTNERS VIII-A L.P.

By: Providence Equity GP VIII L.P., its general partner

By: PEP VIII International Ltd., its general partner

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde
Title: Authorized Signatory

PROVIDENCE EQUITY PARTNERS VIII (SCOTLAND) L.P.

By: Providence Equity GP VIII (Scotland) L.P., its general partner

By: PEP VIII (Scotland) International Ltd., its general partner

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde
Title: Authorized Signatory

CUSIP No. 69007J106	SCHEDULE 13D	Page 22 of 23
PEP VIII INTERMEDIATE 5 L.P. By: Providence Equity GP VIII L.P., its general partner By: PEP VIII International Ltd., its general partner

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde Title: Authorized Signatory

PEP VIII INTERMEDIATE 6 L.P.

By: Providence Equity GP VIII L.P., its general partner

By: PEP VIII International Ltd., its general partner

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde
Title: Authorized Signatory

PEP VIII ADVERTISING CO-INVESTMENT L.P.

By: Providence Equity GP VIII L.P., its general partner

By: PEP VIII International Ltd., its general partner

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde
Title: Authorized Signatory

PEP VIII GP LLC

By: Providence Equity GP VIII L.P., its sole member

By: PEP VIII International Ltd., its general partner

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde
Title: Authorized Signatory

PEP VIII-A SPV, L.P.

By: PEP VIII GP LLC, its general partner

By: Providence Equity GP VIII L.P., its sole member

By: PEP VIII International Ltd., its general partner

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde
Title: Authorized Signatory

CUSIP No. 69007J106	SCHEDULE 13D	Page 23 of 23
PEP VIII (SCOTLAND) SPV L.P.

By: PEP VIII GP LLC, its general partner

By: Providence Equity GP VIII L.P., its sole member

By: PEP VIII International Ltd., its general partner

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde
Title: Authorized Signatory

PEP VIII SPV, L.P.

By: PEP VIII GP LLC, its general partner

By: Providence Equity GP VIII L.P., its sole member

By: PEP VIII International Ltd., its general partner

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde
Title: Authorized Signatory

PEP VIII-A AIV SPV, L.P.

By: PEP VIII GP LLC, its general partner

By: Providence Equity GP VIII L.P., its sole member

By: PEP VIII International Ltd., its general partner

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde
Title: Authorized Signatory

PEP VIII Co-Invest SPV, L.P.

By: PEP VIII GP LLC, its general partner

By: Providence Equity GP VIII L.P., its sole member

By: PEP VIII International Ltd., its general partner

By:	/s/ Sarah N. Conde
Name: Sarah N. Conde
Title: Authorized Signatory